UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **Resource Equities LLC**

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., - Suite 1650
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edmund Fahey (312) 939-8040
(Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, Sigmund Eisenschenk, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Resource Equities, L.L.C.**, as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Member's Equity
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditor's Report on Internal Control Structure.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
RESOURCE EQUITIES LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of RESOURCE EQUITIES LLC (an Illinois Limited Liability Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RESOURCE EQUITIES LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
January 31, 2006

RESOURCE EQUITIES LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash in bank	$ 109,301
Marketable securities owned, at market	
Equities	3,692,975
Options	4,980,293
Securities owned, not readily marketable, at management fair value	550,000
Furniture and equipment (net of accumulated depreciation of $511,814)	90,573
Other assets	10,000
TOTAL ASSETS	$ 9,433,142

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 586,906
Marketable securities sold, not yet purchased, at market	
Equities	147,050
Options	5,512,241
Accrued bonuses payable	400,000
Total Liabilities	6,646,197
MEMBERS' EQUITY	2,786,945
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,433,142

The accompanying notes are an integral
part of these financial statements.

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES		
Net trading gains	$	2,970,228
Interest and dividend income		25,041
Other income		69,255
Total Revenues		3,064,524
EXPENSES		
Commissions, floor brokerage and clearance		542,206
Employee compensation and benefits		921,238
Interest expense		57,457
Membership lease		319,009
Consulting and professional fees		134,779
Dues and fees		16,798
Occupancy		184,316
Depreciation and amortization		30,648
Market information and data processing		388,896
Other expenses		391,378
Total Expenses		2,986,725
NET INCOME	$	77,799

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Members' Equity, December 31, 2004	$ 697,969
Members' contributions	5,166,129
Members' withdrawals	(3,154,952)
Net income	77,799
Members' Equity, December 31, 2005	$ 2,786,945

The accompanying notes are an integral
part of these financial statements.

RESOURCE EQUITIES LLC

(An Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES	
Net income	$ 77,799
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization expense	30,648
(Increase/decrease) in operating assets and liabilities:	
Receivable/payable from broker dealer, net	1,769,517
Securities owned, net	(2,995,577)
Other assets	57,900
Payable to traders	(697,313)
Accrued bonuses payable	(50,000)
Total Adjustments	(1,884,825)
NET CASH USED IN OPERATING ACTIVITIES	(1,807,026)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(105,120)
NET CASH USED IN INVESTING ACTIVITIES	(105,120)
FINANCING ACTIVITIES	
Members' contributions	5,166,129
Members' withdrawals	(3,154,952)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,011,177
NET INCREASE IN CASH	99,031
CASH BALANCE, BEGINNING OF YEAR	10,270
CASH BALANCE, END OF YEAR	$ 109,301
Supplemental Cash Flow Information:	
Cash payments for interest during the year	$ 57,457
Cash payments for taxes during the year	$ 0

The accompanying notes are an integral part of these financial statements.

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

(1) NATURE OF BUSINESS

RESOURCE EQUITIES, LLC (the "Company") is a limited liability company, formed under the Illinois Limited Liability Company Act, to trade equity securities and derivative instruments.

(2) SUMMARY OF SIGNIFICANT POLICIES

Marketable securities owned and securities sold, not yet purchased are carried at quoted market values.

Marketable securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Securities which are not readily marketable are carried at the fair value as determined by the Managing Member.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Purchased equipment and furniture are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual members. However, the Company is subject to Illinois replacement tax.

(4) *NOT READILY MARKETABLE SECURITIES*

The Company owns shares in a publicly-traded company which are restricted for sale. The market value of these shares, if their sale was unrestricted, was $660,000 at December 31, 2005, based on open market price quotations. The fair value of the restricted shares owned as determined by the Managing Member at December 31, 2005 of $550,000 represents a discount of 16.66% versus the quoted price for unrestricted shares of the same company.

(5) *DERIVATIVE FINANCIAL INSTRUMENTS*

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of Credit Risk

The Company clears all of its trades through its clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

(5) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2005, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2005, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2005, the Company had net capital of approximately $1,295,000 which exceeded requirements by approximately $1,195,000.

(7) CONCENTRATIONS OF CREDIT RISK

At December 31, 2005, a significant credit concentration consisted of the net receivable from a securities broker/dealers of approximately $2.5 million which represented the market value of the Company's trading account carried by its clearing firm.

(8) SUBSEQUENT EVENTS

Between January 1, 2006 and January 31, 2006, there were member contributions and withdrawals of $40,000 and $60,750, respectively.

SUPPLEMENTARY INFORMATION

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2005

CREDITS	
Members' equity	$ 2,786,945
DEBITS	
Non-allowable assets:	
Furniture and equipment - net	(90,573)
Not readily marketable securities owned	(550,000)
Other assets	(10,000)
Commodity charge	(39,560)
Total Debits	(690,133)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,096,812
Haircuts on securities	
Trading and investment securities haircuts	(550,399)
Undue concentration charges	(251,330)
NET CAPITAL	$ 1,295,083
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (Greater of 12 ½ % of aggregate indebtedness or $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 1,195,083
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness-specified liabilities	
Accrued bonuses payable	$ 400,000
TOTAL AGGREGATE INDEBTEDNESS	$ 400,000
Percentage of aggregate indebtedness to net capital	31%

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

Net capital per Company's Unaudited Form X-17A-5, Part IIA	$ 915,280
Audit adjustments, net (Note)	(574,359)
Decrease in non-allowable assets	595,314
Commodity charge not calculated	(39,560)
Overstatement of haircuts and undue concentration charges	398,408
NET CAPITAL PER COMPUTATION UNDER RULE 15c3-1	$ 1,295,083

NOTE: Audit adjustments consisted primarily of adjustments to trading accounts and depreciation expense and a reclassification of a non-allowable loan receivable to a member capital withdrawal.

RESOURCE EQUITIES LLC
(An Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
RESOURCE EQUITIES LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of RESOURCE EQUITIES LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Resource Equities, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that RESOURCE EQUITIES LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez, LLP

Chicago, Illinois
January 31, 2006